ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036 WWW.ROPESGRAY.COM

February 10, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Victor Rivera Melendez and Brigitte Lippmann, Staff Attorneys
Re: Insight Acquisition Corp.
Preliminary Proxy Statement on Schedule 14A
Filed February 6, 2023
File No. 001-40775

Ladies and Gentlemen:

This letter responds to a comment letter addressed to Insight Acquisition Corp. (the “Company”), dated February 9, 2023, from the staff of the Commission (the “Staff”) in connection with the above referenced Preliminary Proxy Statement submitted to the Securities and Exchange Commission (the “Commission”) on February 6, 2022 (the “Preliminary Proxy Statement”).

For reference purposes, the comment contained in the Staff’s letter dated February 9, 2023 is reproduced below in italics and the corresponding responses is shown below the comment.

General

With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response to Comment 1

The Company acknowledges the Staff’s comment and respectfully advises the Staff that its sponsor, Insight Acquisition Sponsor LLC, is a Delaware limited liability company, and is not controlled by, and does not have any substantial ties with, any non-U.S. person or entity.

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We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions about this letter or require any further information, please call the undersigned at (212) 596-9575.

Very truly yours,

/s/ Christopher Capuzzi

Christopher Capuzzi

cc:	Michael Singer (Insight Acquisition Corp.)

Jeff Gary (Insight Acquisition Corp.)

Faiza Rahman (Ropes & Gray LLP)

Carl Marcellino (Ropes & Gray LLP)